Mail Stop 4561

June 26, 2007

VIA U.S. MAIL AND FAX (516) 869-7250

Michael Pappagallo
Executive Vice President and Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042

   Re: **Kimco Realty Corporation**
     Form 10-K for Fiscal Year Ended
     December 31, 2006
     Filed February 28, 2007
     Form 10-Q for Quarterly Period Ended
     March 31, 2007
     Filed May 8, 2007
     File No. 1-10899

Dear Mr. Pappagallo:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.   We note that you did not discuss liquidity and capital resources for the year ended December 31, 2005, specifically for operating, investing and financing activities. Please explain how you have complied with Item 303 of Regulation S-K in determining that it was not necessary to provide a discussion of liquidity and capital resources for all periods presented in your financial statements.

Financial Statements

Consolidated Statements of Income, page 72

2.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically address your use of uncaptioned subtotals and your presentation of gains and losses from transferred properties and sale of operating properties below income from discontinued operations.

Note 1. Summary of Significant Accounting Policies

Real Estate, page 77

3.   We note your accounting policy for real estate. We note you do not disclose your accounting policy with respect to tenant improvements. Please tell us how you have complied with APB 22 or tell us why you believe it was not necessary to disclose your accounting policy with respect to tenant improvements.

Note 3. Property Acquisitions, Developments and Other Investments

Operating Properties

Acquisition of Existing Shopping Centers, page 85

4.   We note that you acquired operating properties at an aggregate cost of approximately $1.1 billion in 2006 of which $451.9 million were properties in Puerto Rico. Please tell us and disclose the nature of the additional transactions that make up the remaining $648.1 million in acquired operating properties.

5.   In regard to your acquisition of the Puerto Rico properties, please tell us and disclose the allocation of the purchase price and the pro forma results of operations as required by paragraphs 51 and 54 of SFAS 141, respectively, or tell us why management determined that such disclosure was unnecessary. Please provide similar information regarding your merger with Pan Pacific Retail Properties Inc.

Note 7. Investment and Advances in Real Estate Joint Ventures:

Kimco Prudential Joint Venture, page 92

6.   Please tell us how you have accounted for and presented within your financial statements, the acquisition of Pan Pacific Retail Properties Inc., the subsequent contribution to the separate accounts managed by Prudential Real Estate Investors, and the results of the separate accounts. Specifically, tell us how you determined your aggregate investment amount in the separate accounts of $194.8 million given that you purchased the assets with $300 million in cash and $407.7 million in stock. Additionally, please tell us whether any difference existed between your basis in the assets contributed and the amount of equity you were credited with in the separate account.

Note 21. Incentive Plans, page 114

7.   We note you have stock-based compensations plans. It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R), specifically the aggregate intrinsic value and weighted-average remaining contractual term of options currently exercisable, the disclosures for options expected to vest, your method used to estimate the expected volatility of your stock price, and your basis for using that method. Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

Exhibit 31.1 and Exhibit 31.2

8.   We note that you inserted the word "we" in paragraph 4 after "... for the registrant and …." Please revise your certifications in future filings to remove the word "we."

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief